SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 2)


                            ReliaStar Financial Corp.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
                        ---------------------------------
                         (Title of Class of Securities)

                                    75952U10
                      ------------------------------------
                                 (CUSIP Number)

                                 B. Scott Burton
                                  Chief Counsel
                      ING America Insurance Holdings, Inc.
                           5780 Powers Ferry Road, NW
                             Atlanta, GA 30327-4823
                                 (770) 980-5637
                      ------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 27, 2000
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                               (Page 1 of 5 Pages)

------------                                      ---------------------
CUSIP NO. 75952U10              13D               PAGE  2  OF  5  PAGES
-----------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ING Groep N.V.
- ----------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [  ]
                                                                (B) [  ]
- ----------------------------------------------------------------------
 3.  SEC USE ONLY

- ----------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     WC
- ----------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [  ]
- ----------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     The Netherlands
- ----------------------------------------------------------------------
                    7.  SOLE VOTING POWER
  NUMBER OF                    0
   SHARES           ----------------------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY              8,873,630 (See Item 4)
    EACH            ----------------------------------------------------
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH            ----------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        8,873,630 (See Item 4)
- ----------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     8,873,630
- ----------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                    [  ]
- ----------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.9% (See Item 5)
- ----------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     HC
- ----------------------------------------------------------------------

CUSIP NO. 75952U10           13D                     PAGE  3 OF  5 PAGES
- ----------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     ING America Insurance Holdings, Inc.   52-1222820
- ----------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [  ]
                                                                (B) [  ]
- ----------------------------------------------------------------------
3.   SEC USE ONLY

- ----------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC
- ----------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [  ]
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

- ----------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- ----------------------------------------------------------------------
                    7.  SOLE VOTING POWER
  NUMBER OF                    0
   SHARES           ----------------------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY              8,873,630 (See Item 4)
    EACH            ----------------------------------------------------
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH            ----------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        8,873,630 (See Item 4)
- ----------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,873,630
- ----------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                    [  ]
- ----------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9% (See Item 5)
- ----------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        HC
- ----------------------------------------------------------------------

         This Amendment No. 2 ("Amendment No. 2") amends and supplements the General Statements of Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange Commission on May 10, 2000 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto dated May 15, 2000, of ING Groep N.V., a corporation organized under the laws of the Netherlands, and ING America Insurance Holdings, Inc., a Delaware corporation, relating to the common stock, par value $0.01 per share, including the associated right to purchase one-twentieth of a share of Series A Preferred Stock, par value $0.01 per share, of ReliaStar Financial Corp., a Delaware corporation. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         On June 27, 2000, the Company, ING, AIH and Merger Sub entered into Amendment No. 1 to Merger Agreement and Stock Option Agreement of April 30, 2000 (the "Merger/Option Amendment"), a copy of which is attached to this Amendment No. 2 as Exhibit 5 hereto and which is incorporated by reference in its entirety herein. Pursuant to the terms of the Merger/Option Amendment, the Company, ING, AIH and Merger Sub have agreed to reduce the termination fee under the Merger Agreement payable by the Company to ING in certain circumstances to $120 million and reduced the maximum profit that can be realized by AIH from the exercise of the option under the Stock Option Agreement and the termination fee under the Merger Agreement to $130,000,000.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Identity of executive officers and directors of AIH, the executive officers and members of the Executive and Supervisory Boards of ING and the members of the Management Board of the Trust (incorporated by reference to Exhibit 1 to the Original Schedule 13D).

Exhibit 2 Agreement and Plan of Merger, dated as of April 30, 2000, by and among Company, ING, AIH and Merger Sub (incorporated by reference to Exhibit 2 to the Original Schedule 13D).

Exhibit 3 Stock Option Agreement, dated as of April 30, 2000, by and between the Company and AIH (incorporated by reference to Exhibit 3 to the Original Schedule 13D).

Exhibit 4 Joint Filing Agreement (incorporated by reference to Exhibit 4 to the Original Schedule 13D).

Exhibit 5   Amendment No. 1 to Merger Agreement and Stock Option
            Agreement of April 30, 2000, dated June 27, 2000, among the Company, ING, AIH and Merger Sub.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ING GROEP N.V.


                                       By: /s/ B. Scott Burton
                                           -----------------------------
                                           AUTHORIZED SIGNATORY

                                       ING AMERICA INSURANCE
                                           HOLDINGS, INC.


                                       By: /s/ B. Scott Burton
                                           -----------------------------
                                            B. Scott Burton
                                            (Assistant Secretary and
                                              Counsel)


Dated:  July 5, 2000